EXHIBIT 12.4

PSEG ENERGY HOLDINGS LLC
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Six Months Ended June 30,		For the Years Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):

Pre-tax Income (Loss) from Continuing Operations	$131	$(486)	$(357)	$255	$176	$195	$116
Loss/(Income) from Equity Investees, Net of Distributions	1	(10)	11	(74)	(11)	9	28
Fixed Charges	112	113	229	199	157	105	96
Capitalized Interest	(7)	(5)	(12)	(16)	(21)	(6)	1

Earnings	$237	$(388)	$(129)	$364	$301	$303	$241

Fixed Charges as Defined in Regulation S-K (B)

Interest Expense	$112	$112	$227	$196	$154	$102	$93
Interest Factor in Rentals	—	1	2	3	3	3	3

Total Fixed Charges	$112	$113	$229	$199	$157	$105	$96

Ratio of Earnings to Fixed Charges (C)	2.12	(3.43)	(0.56)	1.83	1.92	2.89	2.51

(A)

The term “earnings” shall be defined as pretax income from continuing operations before income or loss from equity investees plus distributed income from equity investees. Add to pretax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.

(B)

Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense (c) an estimate of interest implicit in rentals.

(C)

The ratio of earnings to fixed charges for the year ended December 31, 2002 and the six months ended June 30, 2002, were (0.56) and (3.43), respectively, as noted above, which represents a deficiency of $358 million and $501 million, respectively.